

March 20, 2014

Via E-mail
Clayton J. Haynes
Chief Financial Officer and Treasurer
Acacia Research Corporation
500 Newport Center Drive
Newport Beach, California 92660

> **Re:** **Acacia Research Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 000-26068**

Dear Mr. Haynes:

We have reviewed your letter dated February 10, 2014 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 14, 2014.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Critical Accounting Policies

Valuation of Long-lived and Intangible Assets, page 33

1.   Your response to prior comment 1 states that you generally utilize the "Income Approach" focusing on the future income producing capability of the patent portfolios

over the remaining economic life of the patent portfolios. Please clarify whether you evaluate the potential impairment of your patents on a patent by patent basis or based on grouping certain patents together. Please also tell us any other valuation approaches considered.

2.   Your response to prior comment 1 indicates that you utilize estimated license fees in determining the estimated cash flows, and that the estimated license fees are based on estimated reasonable royalty rates applied to estimated market share data for potential future licensees. Please tell us how you determine the estimated market share data and your basis and reasons for using the estimated market share in determining the estimated license fees.

Comparisons of the Results of Operations for Fiscal Years 2012, 2011 and 2010

Revenues and Other Operating Income

Revenues, page 35

3.   Your response to prior comment 2 indicates that the majority of your revenue agreements pertain to intellectual property rights are granted on a perpetual basis. However, your disclosures on page 35 and F-10 state that the intellectual property rights granted "may be" perpetual in nature. In future filings, please disclose that majority of intellectual property granted are perpetual in nature.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Critical Accounting Policies

Valuation of Long-lived and Intangible Assets, page 33

4.   We note from your disclosure on page 29 that you have shifted the focus of the company to increasingly serve smaller number of customers with higher quality patent portfolios. Please provide us with the list of all the patents included in the higher quality patent portfolios and the acquisition dates and costs of those patents. Please also provide annual revenues generated from each of the patents for each of the three years ended December 31, 2013.

Consolidated Results of Operations

Comparison of the Results of Operations for Fiscal Years 2013, 2012, and 2011

Revenues and Other Operating Income, page 35

5.   We note your disclosure regarding the close correlation between the existence of trial dates and to potential future revenue events. We also note that you had three such trial dates in 2013. Please tell us your consideration for disclosing this information for 2012 and 2011, as this could be considered material information in understanding of the company's results of operations. Refer to Section I. of SEC Release No. 33-8350.

        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief